Enterprise Products Partners L.P.
1100 Louisiana, 10th Floor
Houston, Texas 77002

May 22, 2009

Mr. H Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	Enterprise Products Partners L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-14323

Dear Mr. Owings:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 11, 2009 (the “Comment Letter”), with respect to the above captioned filings.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” “Partnership,” and similar expressions are intended to mean the business and operations of Enterprise Products Partners L.P. and its consolidated subsidiaries.  References to “EPCO” mean EPCO, Inc.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008
Items 1 and 2.  Business and Properties, page 3
Financial Information by Business Segment, page 4

1.  We reviewed Note 16 of the Notes to Consolidated Financial Statements included under Item 8 of your Form 10-K.  Please disclose total assets for each segment for each of the last three fiscal years as opposed to the last two fiscal years.  Refer to Item 101(b) of Regulation S-K.

Response

We note your comment and in future filings will revise our presentation to disclose three fiscal years of data.

Segment Discussion, page 3

2.  Under this heading you disclose that in 2008 your largest customer was LyondellBasell Industries and its affiliates (“LBI”), which accounted for nearly 10% of the your consolidated revenues.  Please disclose whether you expect LBI’s bankruptcy filing to have a material adverse effect on your revenues, results of operations or financial condition.

Division of Corporation Finance
May 22, 2009

Response

We do not expect that the bankruptcy filing of LyondellBassell Industries (“LBI”) will have a material adverse effect on our consolidated revenues, results of operations or financial condition.   Since LBI filed for Chapter 11 bankruptcy protection and with the support of debtor-in-possession financing, it continues to do business with us.  However, we have taken steps to manage our credit exposure to LBI through prepayment requirements and similar remedies. Based on current facts known to us, we plan to disclose in future filings that the bankruptcy of LBI is not expected to have a material adverse effect on our revenues, results of operations or financial condition.

Item 1A.  Risk Factors, page 32

3.  In the second paragraph under this heading you state that “[t]he following section lists some, but not all, of the key risk factors that may have a direct impact on [your] business, financial position, results of operations and cash flows.”  All material risks should be described.  If risks are not deemed material, you should not reference them.  Please revise or advise.

Response

We confirm to you that we believe all material risks are described.  We also do not deem any of the risks referenced immaterial.  We will revise the subject sentence in future filings as follows:

“The following section lists the key risk factors that may have a direct and material impact on our business, financial position, results of operations and cash flows.”

Management’s Discussion and Analysis of Financial Condition…, page 55
Liquidity and Capital Resources, page 72
Capital Spending, page 77

4.  Under this heading you disclose that “an integral part of [your] business strategy involves expansion through business combinations, growth capital projects and investments in joint ventures.”  In your Form 8-K filed on April 21, 2009, you announced that, effective April 16, 2009, your affiliate, Enterprise Offshore Port System, LLC, has elected to exit from one such joint venture, the Texas Offshore Port System partnership (“TOPS”), and forfeit its investment and its one-third ownership interest in the partnership.  While we note your disclosure in the Form 8-K regarding the expected $34 million non-cash charge against earnings you expect to record for the second quarter of 2009, with a view toward disclosure, please also tell us whether you expect the dissociation to have a material adverse effect on your business strategy going forward.

In addition, under the heading “Recent Developments—Texas Offshore Port System” on page 60, you disclose that you and TEPPCO have each guaranteed up to approximately $700.0 million, which includes a contingency amount for potential cost overruns, of the capital contribution obligations of your respective subsidiary partners in the TOPS joint venture.  With a view toward disclosure, please tell us whether you expect to incur any liabilities in the future pursuant to this guarantee.  We may have further comment.

Response

The Texas Offshore Port System partnership was expected to represent an important component of our future capital spending program.  However, we believe that we will have opportunities to reallocate our future capital spending to other projects.  As such, we do not believe that our dissociation from this joint venture will have a material adverse effect on our overall business strategy, results of operations or financial position going forward. Furthermore, we believe that the dissociation of our affiliate from the Texas Offshore Port System partnership discharged Enterprise Products Partners L.P. from any liabilities or

Division of Corporation Finance
May 22, 2009

other obligations under the related $700.0 million parent guarantee.   In future filings, we expect to add the following disclosure, which is based on current facts known to us:

“We believe that the dissociation of our affiliate from the Texas Offshore Port System partnership discharged such affiliate with respect to further obligations under the partnership agreement, and, accordingly, Enterprise Products Partners from associated liabilities under the related parent guarantee; therefore, we have not recorded any amounts related to such guarantee."

Oiltanking has asserted that the dissociation was wrongful and in breach of the Texas Offshore Port System partnership agreement, citing provisions of the agreement that, if applicable, would continue to obligate us to make capital contributions to fund the project and impose additional liabilities on us.  On May 19, 2009, the Texas Offshore Port System partnership filed an original petition against Enterprise Offshore Port System, LLC, Enterprise Products Operating, LLC, TEPPCO O/S Port System, LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC in the District Court of Harris County, Texas, 61st Judicial District (Cause No. 2009-31367), containing allegations of the same and making other claims.  We believe that our actions in dissociating from the partnership are expressly permitted by, and in accordance with, the terms of the Texas Offshore Port System partnership agreement and we intend to vigorously defend such actions. Accordingly, we have not recorded any reserves for potential liabilities relating to this matter, but we will continue to review Oiltanking’s and our respective positions with respect to reporting in future periods.

Item 13.  Certain Relationships and Relationships and Related Transactions, and Director…, page 121
Certain Relationships and Related Transactions, page 121
Relationship with EPCO and affiliates, page 121
EPCO ASA, page 122

5.  In the lead-in paragraph to your summary compensation table on page 107, you disclose that “[c]ompensation paid or awarded by [you] with respect to [your] Named Executive Officers reflects only that portion of compensation paid by EPCO allocated to [you] pursuant to the ASA, including an allocation of a portion of the cost of EPCO’s equity-based long-term incentive plans.”  In your description of the administrative services agreement under this heading, please disclose how compensation paid by EPCO, including the cost of EPCO’s equity-based long-term incentive plans, is allocated under the administrative services agreement to you and your affiliates.

We also note that Messrs. Fowler and Bachmann are named executive officers of Enterprise Products Partners L.P. and Duncan Energy Partners L.P. as well as your parent, Enterprise GP Holdings L.P.  Please disclose how much time each of these named executive officers devotes to these businesses.  Lastly, please also state, if true, that the portion of compensation paid by EPCO allocated to you pursuant to this agreement does not include any portion of the compensation allocated by EPCO to your consolidated subsidiaries.

Response

Under the EPCO administrative services agreement, the total compensation costs of our named executive officers are allocated to us and our affiliates based on the estimated amount of time that each officer spends on the affairs of that business in any fiscal year.   These percentages are reassessed at least quarterly.  Our executive compensation amounts are presented on a consolidated basis. We are specifically required under Item 402, Executive Compensation, to present various components of executive compensation (e.g., unit-based compensation amounts) on the same basis that those amounts are recognized for financial reporting purposes. Our general purpose financial statements include the accounts of Enterprise Products Partners L.P. and its consolidated subsidiaries.

Division of Corporation Finance
May 22, 2009

Supplementally, the following table presents the estimated amount of time that Messrs. Fowler and Bachmann devoted to each of the businesses of EPCO and affiliates during the year ended December 31, 2008 on an unconsolidated basis:

	Enterprise	Enterprise	Duncan		Total
	GP	Products	Energy		Time
	Holdings L.P.	Partners L.P.	Partners L.P.	EPCO, Inc.	Allocated
W. Randall Fowler	12.5%	25%	12.5%	50%	100%
Richard H. Bachmann	15%	30%	25%	30%	100%

For clarification purposes, we will modify the lead-in paragraphs to the Summary Compensation Table in future filings to read as follows:

“Summary Compensation Table

    The following table presents total compensation amounts paid, accrued or otherwise expensed by us with respect to the years ended December 31, 2008, 2007 and 2006 for our CEO, CFO and three other most highly compensated executive officers as of December 31, 2008.  Collectively, these five individuals were our “Named Executive Officers” for 2008.  Our Named Executive Officers include Messrs. Bachmann and Fowler, who also serve as the CEO and CFO, respectively, of Duncan Energy Partners.  Amounts presented in the Summary Compensation Table represent the amounts paid, accrued or otherwise expensed by us and our consolidated subsidiaries with respect to each Named Executive Officer.

    Compensation paid or awarded by us with respect to such Named Executive Officers reflects only that portion of compensation paid by EPCO that is allocated to us pursuant to the ASA, including an allocation of a portion of the cost of EPCO’s equity-based long-term incentive plans.  Under the ASA, the compensation costs of our named executive officers are allocated to us and our affiliates based on the estimated amount of time that each officer spends on our consolidated businesses in any fiscal year.  These percentages are reassessed at least quarterly.”

Item 15.  Exhibits and Financial Statement Schedules, page 135

6.  Under this heading you disclose that the “agreements included as exhibits are included only to provide information to investors regarding their terms” and that the “agreements … may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and obligations and to allocate risk among them, and such agreements should not be relied upon as constituting or providing any factual disclosures about [you], any other persons, any state of affairs or other matters.”  Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.

Response

We acknowledge that, notwithstanding the general disclaimer, the registrant is responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in the Form 10-K not misleading.  We will revise the disclaimer in future filings as follows to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws:

“The agreements listed below may contain representations, warranties and other provisions that were made, among other things, to provide the parties thereto with specified rights and

Division of Corporation Finance
May 22, 2009

obligations and to allocate risk among them.  Accordingly, while these agreements constitute public disclosure under the federal securities laws, the following exhibits should not be relied upon as constituting or providing any factual disclosures about us, any other persons, any state of affairs or other matters, other than the existence of these agreements and the applicable terms contained therein.”

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-6545 (direct line) or (713) 381-6938 (fax).

Regards,

/s/ Michael J. Knesek
Name:	Michael J. Knesek
Title:	Senior Vice President, Controller and Principal Accounting Officer of Enterprise Products GP, LLC, general partner of Enterprise Products Partners L.P.

cc:	Michael A. Creel
W. Randall Fowler
Richard H. Bachmann
Michael Hanson
Stephanie Hildebrandt
David Buck (Andrews Kurth)